Exhibit 99.1

Ballard Inks $10 Million Deal to Power 33 Clean Energy Buses in China

VANCOUVER and BEIJING, June 8, 2015 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that it has signed definitive license and supply agreements with each of Nantong Zehe New Energy Technology Co., Ltd. ("Zehe") and Guangdong Synergy Hydrogen Power Technology Co., Ltd. ("Synergy") to provide fuel cell Power Products and Technology Solutions to support the planned deployment of an initial 33 fuel cell-powered buses in two Chinese cities. The deal has an estimated value of $10 million, the majority of which is expected to be recognized in 2015.

Ballard and Zehe are collaborating with electric bus manufacturer Jiangsu GreenWheel New Energy Electric Vehicle Co. Ltd. (www.greenwheelev.com) in the city of Rugao in Jiangsu province. Ballard and Synergy are collaborating with electric bus manufacturer Foshan Feichi Automobile Manufacturing Co. Ltd. (www.fsfeichi.com.cn) in the city of Yunfu in Guangdong province. The municipal governments in the cities of Yunfu and Rugao plan to have fuel cell bus fleets operating in revenue service in 2016.

The agreement was signed at a ceremony held today in Beijing and attended by dignitaries that included Mr. Guy Saint-Jacques, Canada's Ambassador to China. At the ceremony, Randy MacEwen, Ballard President and CEO said, "We continue to see strong growth opportunities in China's mass transit market where fuel cells are increasingly being discussed as the next generation of clean propulsion. This demand is being driven by China's growing need for clean urban mass transit and air quality policies."

In April 2015 Ballard announced an initial order from Zehe for the supply of FCvelocity®-HD7 modules to power 8 buses, which now forms part of the new deal with Zehe. All of these modules are expected to be shipped by Ballard this year. At today's ceremony, Ballard expanded its relationship with Zehe to include the supply of additional Power Products and Technology Solutions, including a non-exclusive license for local assembly of FCvelocity®-HD7 power modules for use in clean energy buses in China. In addition, Ballard will be the exclusive supplier of its proprietary fuel cell stacks for use in power modules assembled under this deal. A similar deal was signed with Synergy.

Mr. Ma Jin Hua, Member of Rugao Municipal Standing Committee of C.P.C and Vice Secretary of Party Committee of RETDZ said, "It is important that we deal with experienced, market-leading companies in order to ensure successful delivery with the most advanced technology. This is one reason that Ballard Power Systems is the right choice for a program of such importance."

Mr. Xu Guo, Member of Foshan / Yunfu Municipal Standing Committee of C.P.C and Vice Mayor of Foshan / Yunfu City added, "We are very pleased to be moving forward with this key initiative, in support of our government's new energy program. Zero-emission fuel cell modules will form a critical element in our future bus deployments, contributing to a cleaner environment for Chinese citizens."

The size and rapid growth of China's economy has resulted in considerably larger carbon dioxide emissions than other nations. In 2013, for example, China's carbon dioxide emissions from fossil fuels accounted for 29% of the global total, compared to 15% from the United States. As a result of air quality issues, a new energy program was launched in 2011, involving 48 Chinese cities with an objective of expanding public transit while also reducing the number of vehicles in cities. One of the program's specific goals is to deploy more than 1,000 clean energy buses in each of the participating cities, taking advantage of Government subsidies to facilitate this expansion.

In support of China's new energy program, fuel cell buses and electric buses are eligible for a subsidy of approximately USD$150,000, through 2017. In addition, hydrogen fueling stations are eligible for a further subsidy of approximately USD$650,000.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 07:30e 08-JUN-15